Cheetah Net Supply Chain Service Inc.

April 25, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Mr. Nicholas Nalbantian

Re:	Cheetah Net Supply Chain Service Inc.
Registration Statement on Form S-1, as amended (File No. 333-276300)
Request for Acceleration of Effectiveness

Dear Mr. Nalbantian:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cheetah Net Supply Chain Service Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on April 26, 2024, or as soon thereafter as practicable.

Very truly yours,

Cheetah Net Supply Chain Service Inc.

By:	/s/ Huan Liu
Name:	Huan Liu
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC